SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2009

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

March 04, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In a session held on February 05, 2009, Credicorp’s Board of Directors agreed to reschedule the date for the Annual General Shareholder’s meeting from March 26, 2009 to March 31, 2009, at 12:00 noon (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo in La Molina, Lima.

The agenda for the Annual General Shareholder Meeting would include the following matters:

•	To consider and approve the Annual Report of the Company for the financial year ended December 31, 2008

•
To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2008 including the report of the independent auditors of the Company thereon.

•
To appoint the external auditors of the Company to hold office until the conclusion of the next Annual General Meeting, in accordance with the proposal and recommendation of the Audit Committee and authorization by the Board of Directors to approve the auditor’s fees who in turn have delegated such function to the Audit Committee.

The Board has established that those shareholders who are officially registered as shareholders of the company on February 13, 2009 (“Record Date”) will be entitled to attend and vote in the above mentioned shareholder’s meeting.

In accordance with the company’s Bye-laws, if a quorum is not met in the first instance, the meeting will be postponed until April 07, 2009 at the same place and time.

Sincerely,

/s/	Fernando Palao
Fernando Palao Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2009

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.